Exhibit 23.2

We consent to the use in this Amendment No.1 to Registration Statement (No. 333-186449) on Form S-1 of our report dated March 18, 2013, relating to our audits of the consolidated financial statements as of and for the years ended December 31, 2012 and 2011 of 22nd Century Group, Inc., appearing in the Prospectus, which is part of this Registration Statement. Our report, dated March 18, 2013, relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent of the reference to our firm under the caption “Experts” in such Prospectus.

/s/ Freed Maxick CPAs, P.C.

Buffalo, New York

March 21, 2013